Alan M. Gilbert

Direct Dial: (612) 672-8381

Direct Fax: (612) 642-8381

alan.gilbert@maslon.com

November 12, 2015

SUBMITTED VIA EDGAR

Lyn Shenk

Branch Chief, Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Famous Dave’s of America, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 28, 2014
Filed March 13, 2015
File No. 000-21625

Dear Mr. Shenk:

This letter will respond on behalf of the Company to your comment letter dated October 29, 2015 (the “Comment Letter”) with respect to the above referenced document filed by the Company (the “Form 10-K”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

Form 10-K for Fiscal Year Ended December 28, 2014

Item 6: Selected Financial Data

Financial Highlights, page 24

1.	We note your presentation of franchise-operated restaurant sales and percent changes in franchise-operated comparable store sales. Please disclose that franchise-operated sales are not your revenues and are not included in your consolidated financial statements. Also disclose why management believes that the presentation of the information in the table provides useful information to investors regarding the financial condition and results of operations, as well as any additional purposes for which management uses the measure, in accordance with Item 10(e) of Regulation S-K. Please provide similar disclosures in your discussion of same store net sales for franchise-operated restaurants and average weekly net sales for franchise-operated restaurants in MD&A.

Lyn Shenk

Branch Chief

U. S. Securities and Exchange Commission

November 12, 2015

On November 6, 2015, the Company filed its quarterly report on Form 10-Q for its fiscal quarter ended September 27, 2015. The Form 10-Q included similar presentations and disclosures regarding franchise-operated restaurant sales, percent changes in franchise-operated comparable store sales, same store net sales for franchise-operated restaurants and average weekly net sales for franchise-operated restaurants. For each of these disclosures, the Company has clarified that franchise-operated sales are not revenues of the Company and are not included in the Company’s consolidated financial statements. The Form 10-Q also includes a disclosure stating that management believes that the disclosure of such information provides useful information to investors because historical performance and trends of Famous Dave’s franchisees (1) relate directly to trends in franchise royalty revenues that the Company receives from such franchisees and have an impact on the perceived success and value of the Famous Dave’s brand, and (2) provides a comparison against which management and investors can evaluate whether and the extent to which Company-owned restaurant operations is realizing its revenue potential.

To the extent that the Company includes metrics based on franchise-operated sales in its future filings with the Commission, the Company will continue to clarify that franchise-operated sales are not revenues of the Company and are not included in the Company’s consolidated financial statements, and will continue to disclose why management believes that the presentation of such information provides useful information to investors regarding the financial condition and results of operations, and any additional purposes for which management uses the measure, in accordance with Item 10(e) of Regulation S-K.

2.	We note that the decrease in restaurant sales reflects a reduction in discounting resulting from the decision to eliminate the strategy of relying on offering heavy discounts to drive sales that was in place for 2013. Please consider quantifying the amount of discounts provided in 2013 to provide an understanding of the impact “heavy discounting” has previously had on sales.

The Company referred to the elimination of discounting as a factor in the year-over-year decrease in restaurant sales because it believes such elimination negatively impacted guest traffic and restaurant level sales during the comparable 2014 periods. However, there exist various factors that contribute to changes in restaurant sales over time, including, among other things, changes in the general economic environment, changes in consumer preferences, the impact of competition from other restaurants, the impact of weather related conditions and the success of our marketing campaigns and other areas of restaurant operations. Company management cannot determine with certainty the amount of the year over year decrease that was directly attributable to the reduction in discounting, as opposed to other factors. After consideration, the Company does not

Lyn Shenk

Branch Chief

U. S. Securities and Exchange Commission

November 12, 2015

believe that disclosing the aggregate amount of its 2013 sales discounts would be meaningful to investors, as disclosure of such amount may overstate or understate its importance in the eyes of investors. However, the Company will continue to assess quantitative information that impacts financial performance and will disclose such information in its filings with the Commission when the Company believes it will help investors better understand Company financial results and trends.

In connection with this response, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned by telephone at (612) 672-8381, by facsimile at (612) 642-8381, or by email at alan.gilbert@maslon.com; or to Richard A. Pawlowski, the Company’s Chief Financial Officer, by telephone at (952) 294-1330, or by email at Richard.Pawlowski@famousdaves.com.

Regards,

/s/ Alan M. Gilbert
Alan M. Gilbert, Esq.

cc: (via email):	Adam J. Wright
Richard A. Pawlowski
John P. Beckman
William M. Mower